FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1                  Name and Address of Company

Century Financial Capital Group Inc. (“Century” or the “Company”) Canadian Venture Building

82 Richmond Street East

Toronto, ON M5C 1P1

Item 2                  Date of Material Change

March 13, 2018

Item 3 News Release

The Company disseminated a news release concerning the material change described herein on March 13, 2018 via The Newswire and subsequently filed on SEDAR at www.sedar.com.

Item 4                  Summary of Material Change

Century Financial and FV Pharma Jointly Announce Signing of Definitive Agreement, Closing of First Tranche of Financing and Upsize of Financing

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Century Financial Capital Group Inc. (“Century” or the “Company”) and FV Pharma Inc. (“FV Pharma”) announced that, further to their press release dated January 16, 2018, the parties have executed a definitive business combination agreement (the “Definitive Agreement”) whereby Century will combine with FV Pharma and continue the business of FV Pharma (the “Proposed Transaction”), a licensed producer of marijuana under the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”).

FV Pharma also announced that it has closed the first tranche of the previously announced private placement of subscription receipts of FV Pharma (“Subscription Receipts”) for aggregate gross proceeds of approximately $11.48 million (the “Financing”), for which First Republic Capital Corporation acted as exclusive agent (the “Agent”). Under the first tranche of the Financing, 127,598,403 Subscription Receipts were sold at a price of $0.09 per Subscription Receipt (the “Subscription Price”).

FV Pharma also announced that, due to investor demand, FV Pharma and the Agent are increasing the maximum amount to be raised under the Financing from up to $21 million to up to $34 million. FV Pharma may now issue up to 377,777,778 Subscription Receipts at the Subscription Price under the Financing.

Definitive Agreement

Under the terms of the Definitive Agreement, the Proposed Transaction will be completed by way of a “three-cornered amalgamation” pursuant to the provisions of the Business Corporations Act (Ontario), whereby 2620756 Ontario Inc., a wholly-owned subsidiary of Century, will amalgamate with FV Pharma (the “Amalgamation”), and the amalgamated entity will be a wholly-owned subsidiary of Century. Concurrently with the completion of the Amalgamation, Century will change its name to “Cannabis ConneXion Corp.” (the “Resulting Issuer”) and will carry on the business of FV Pharma as a medical cannabis producer under the ACMPR.

Pursuant to the terms of the Definitive Agreement and in connection with the Amalgamation:

(a) Century will, subject to shareholder approval, amend its articles to (i) amend and designate the current common shares of Century (the “Existing Century Shares”) as Class B subordinate voting shares (the “Century Class B Shares”); and (ii) create a new class of Class A multiple voting shares (the “Century Class A Shares”);

(b) holders of outstanding Class A common voting shares of FV Pharma (the “FV Class A Shares”) will receive one (1) Century Class A Share for each one (1) FV Class A Share held;

(c) holders of outstanding Class B common non-voting shares of FV Pharma (the “FV Class B Shares” and, together with the FV Class A Shares, the “FV Shares”), including FV Class B Shares issued on conversion of the Subscription Receipts, will receive one (1) Century Class B Share for each one (1) FV Class B Share held; and

(d) all outstanding options to purchase FV Shares and options to purchase Existing Century Shares will be exchanged, on an equivalent basis, for options to purchase Century Class B Shares, and all outstanding warrants to purchase FV Class B Shares and warrants to purchase Existing Century Shares will be exchanged, on an equivalent basis, for warrants to purchase Century Class B Shares.

There are currently 54,230,708 Existing Century Shares issued and outstanding. Excluding the FV Class B Shares to be issued on conversion of the Subscription Receipts sold pursuant to the Financing, there are currently 15,000 FV Class A Shares and 776,486,361 FV Class B Shares issued and outstanding, and the Company expects to have 15,000 Century Class A Shares and 830,717,069 Century Class B Shares issued and outstanding as a result of the Proposed Transaction on an undiluted basis. Accordingly, excluding the FV Class B Shares to be issued on conversion of the Subscription Receipts, approximately 6.5% of the Century Class B Shares will be held by shareholders of Century and approximately 93.5% of the Century Class B Shares and all of the Century Class A Shares will be held by former shareholders of FV Pharma following closing of the Transaction. The shares held by new “principals” of Century will be subject to such escrow requirements as may be imposed by the securities regulatory authorities.

The Definitive Agreement includes a number of conditions, including, but not limited to, requisite shareholder approvals, completion of the Financing, receipt of all necessary regulatory approvals, including the conditional approval of the Canadian Stock Exchange (“CSE”), satisfaction of the minimum listing requirements of the CSE and other closing conditions customary to transactions of the nature of the Proposed Transaction. There can be no assurance that the Proposed Transaction will be completed as proposed or at all. The Proposed Transaction will be carried out by parties dealing at arm’s length to one another and therefore will not be considered to be a non-arm’s-length transaction.

Changes in Board and Management

On closing of the Proposed Transaction, Gord Wilton will resign from the board of directors of the Company and the board will be reconstituted to be comprised of Yaron Conforti, Harry Bregman, Thomas Fairfull, Zeeshan Saeed and Donal Carroll. Yaron Conforti will also resign as CEO, President, Secretary and Treasurer of the Company. Following completion of the Proposed Transaction, it is expected that each of Yaron Confori and Harry Bregman will also resign from the board and be replaced with additional nominees to be determined by FV Pharma or the then current board.

It is anticipated that the new additions to the board and the new senior management of Century on closing of the Proposed Transaction will be:

Thomas Fairfull, Director and Chief Executive Officer

Mr. Fairfull has been the Chief Executive Officer of the FV Pharma for the last 5 years. He has experience guiding companies through the process of developing, testing and commercializing products and consulting with companies bringing products to market. Prior to his role with FV Pharma, Mr. Fairfull founded Dynacert (TSXV: DYA), which specialized in on-board clean hydrogen generation technology for use by the trucking industry.

Zeeshan Saeed, Director and Executive Vice-President

Mr. Saeed is an entrepreneur has been involved with FV Pharma for over four years. Mr. Saeed provided consulting advice to FV Pharma and was instrumental for raising the initial seed capital. He played a key role in bringing together a team of professionals in the development of the company’s business plan. He has experience in international capital markets and has helped various startups with the process of raising initial funding and getting listed on various stock exchanges. Mr. Saeed is an Engineer by qualification and is currently the Executive Vice President of FV Pharma. Before entering capital markets Mr. Saeed was the founder and CEO of Platinum Telecommunications Inc. Mr. Saeed grew the company to a stage at which it was taken over by a public company by the name of BankEngine Technologies which in turn was taken over by a bigger public entity.

Donal Carroll, Director

Mr. Carroll has 15 years of corporate finance leadership and public company experience, as well as deep expertise in syndicate investing both in equity and debt securities. With a balance of prudent financing practices and unique insights, Mr. Carroll has successfully guided companies for expansion and growth. Throughout his tenure with Danaher (DHR:NYSE), Alberto Culver (ACV:NYSE) – now Unilever (UL:NYSE) and Cardinal Meats, Mr. Carroll was instrumental in major restructuring activities, mergers and acquisitions, and the implementations of new internal controls and ERP systems resulting in significant efficiencies through periods of substantial change and strong company growth. Mr. Carroll holds a CPA- CMA designation as well as a Bachelor of Commerce degree from University College Dublin (UCD).

The Financing

On March 9, 2018, FV Pharma completed the first tranche of the Financing for aggregate gross proceeds of $11,483,856.27, which gross proceeds will be held in escrow pending satisfaction of certain conditions (the “Escrow Release Conditions”) set out in the agency agreement dated March 9, 2018 between FV Pharma and the Agent (the “Agency Agreement”) and the subscription receipt agreement dated March 9, 2018 among FV Pharma, the Agent and Garfinkle Biderman LLP, as subscription agent (the “Subscription Receipt Agreement”). Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be automatically converted without any payment of additional consideration by the holder thereof into one (1) FV Class B Share.

The Escrow Release Conditions are contained in the Agency Agreement and the Subscription Receipt Agreement which will be filed under Century’s SEDAR profile in due course. Certain key Escrow Release Conditions include the completion, satisfaction or waiver of all conditions precedent in the Definitive Agreement and the receipt of all necessary regulatory and shareholder approvals for the Proposed Transaction. The escrow release deadline under the Subscription Receipt Agreement is May 31, 2018.

In connection with the Financing, the Agent will receive a corporate finance fee equal to 2% of the gross proceeds of the Financing, a sales commission equal to 7% of the gross proceeds of the Financing, a number of corporate finance broker warrants equal to 2% of the aggregate number of Subscription Receipts issued under the Financing and a number of selling compensation warrants equal to 7% of the aggregate number of Subscription Receipts issued under the Financing. Each warrant issued to the Agent will entitle the holder thereof to acquire one (1) FV Class B Share at the Subscription Price for a period of 48 months from the date of issue.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7                  Omitted Information

Not applicable.

Item 8 Executive Officer

Yaron Conforti

CEO

Tel: (416) 716-8181

Item 9                  Date of Report

March 15, 2018